| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-69305 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIFESCI CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Broadway, 40th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN C BENDER (Name) (646) 290-7248 (Area Code – Telephone Number) (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800 (Address) Century City (City) California (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LIFESCI CAPITAL, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEPHANIE MARIE FIGUEROA
MY COMMISSION # HH 242465
EXPIRES: March 20, 2026

Signature:

Title:
Financial Principal

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of LifeSci Capital LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LifeSci Capital LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*DCPA*

DCPA
We have served as the Company's auditor since 2022.
Century City, California
March 01, 2025

**LIFESCI CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2024**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 13,161,614 |
| Accounts receivable, net | 2,435,823 |
| Commission receivable | 6,299,813 |
| Accounts at clearing broker | 5,248,446 |
| Due from affiliate | 175,000 |
| Prepaid expenses and other assets | 623,887 |
| **TOTAL ASSETS** | **$ 27,944,583** |
| | |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 3,738,747 |
| Due to affiliate | 3,150,587 |
| Deferred Income | 4,777,500 |
| **Total liabilities** | **11,666,834** |
| | |
| **Members' equity** | |
| Members' equity | 16,277,749 |
| **Total members' equity** | **16,277,749** |
| | |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | **$ 27,944,583** |

The accompanying notes are an integral part of these financial statements.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

LifeSci Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized on March 14, 2013 in the State of New York and engages in the investment banking, mergers & acquisitions advisory services, sale of hedge funds and other private funds, and research.

*Basis of Accounting*

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

*Commission Receivable*

Public equity underwriting income, due but not yet received, that is expected to be collected within the next 90 days is recorded at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2024 there is a reserve for doubtful accounts of $0.

*Accounts Receivable*

Investment banking income, due but not yet received, that is expected to be collected within one year is recorded at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2024 there is a reserve for doubtful accounts of $266,400.

*Income Taxes*

The Company is a multiple member LLC and is treated as a partnership for income tax purposes. The operating results of the Company are passed through to its members. Therefore, no provision or liability for federal income taxes has been included in the financial statements. As of December 31, 2024, tax years 2021, 2022 and 2023 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

The Company is liable for State taxes and Unincorporated Business Tax (UBT) on revenues generated in the State of New York. On account of state tax and UBT, a balance payable of $211,216 is included in other operating expenses on the Statement of Income for the year ended December 31, 2024.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES – (continued)

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Leases*

The Company shares its office space with LifeSci Advisors ("Advisors"), an affiliate, under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 482. The Company records shared expenses monthly as billed.

*Underwriting Income*

The Company provides a full range of capital markets and financial advisory services. Capital markets services include underwriting and private placement agent services in both equity and debt capital markets, including private equity placements, initial public offerings and secondary offerings. Underwriting and placement agent revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point.

*Investment Banking*

The Company earns fees from investment banking and private placement fees. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with terms of written engagement agreements with customers. These agreements provide for various billing arrangements such as on-going retainers and transaction success fees.

Success fees are recognized upon the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and the collection is reasonably assured.

Retainers are non-refundable and generally not recognized in the period when billed, but deferred until the Company's completion of its performance obligations.

*Settlement Income*

For the year ended December 31, 2022 the Company was involved in a dispute with a client for $5,469,812 of services rendered that had been recorded in accounts receivable. The balance was determined to be uncollectible and the receivable was reserved against with a provision for doubtful accounts. The Company commenced a civil action against the client in 2022 and a judgement was issued in favor of the Company in August 2024. The judgement awarded the Company a total amount of $7,268,540, consisting of $5,203,412 previously recorded reserved for accounts receivable and $2,065,128 of pre-judgement interest.

## 1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES – (continued)

*Commissions*

The Company derives revenue from transactions in which the Company facilitates the self-directed buying and selling of securities for its customers through its clearing broker. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

## 2) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "ESA") dated March 11, 2014, Advisors provides certain support services for the Company including, among others, employee compensation, office space, office supplies, and communications in the normal course of business. The Company pays a monthly fee in relation to the ESA. For the year ended December 31, 2024, fees charged by Advisors totaled $18,538,530. The due to affiliate of $3,150,587 is due to Advisors.

The due from affiliate at December 31, 2024, consisted of $175,000 due from LifeSci Investments.

All affiliates are related by common ownership. All receivables and payable are non-interest bearing and due on demand. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## 3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2024, the Company maintained $12,911,614 in excess of the insured balances. The Company has not experienced any losses in such accounts and believes its financial balances are on deposit with a financially stable institution.

The Company engages in various investment banking services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

## 4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $6,743,226 which is $5,965,637 in excess of required net capital of $777,589. The Company's net capital ratio at December 31, 2023 is 1.73 to 1.

## 5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

## 6) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

## 7) COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

## 8) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established for Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2024, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## 9) ACCOUNTS AT CLEARING BROKER

The Company maintains a fully disclosed arrangement pursuant to the clearing agreement with Wedbush Securities Inc. ("Clearing Broker"),. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2024 was $266,720 for the deposit account and $4,981,726 for other receivable accounts.

## 10) SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

## 11) SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the President who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.